February 7, 2025

Patrick M. Lavelle
Chief Executive Officer
VOXX International Corporation
2531 J Lawson Blvd
Orlando, FL 32824

       Re: VOXX International Corporation
           Schedule 13E-3 filed January 27, 2025
           File No. 005-38581
           Preliminary Proxy Statement filed January 27, 2025
           File No. 001-09532
Dear Patrick M. Lavelle:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and PREM14A, each filed January 27, 2025
General

1. We note the following disclosure in the Schedule 13E-3: "The information concerning the Company contained in or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning such other Filing Person contained in or incorporated by reference into this Schedule 13e-3 and the Proxy Statement was supplied by such Filing Person.
       No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. The construction "such other Filing Person" also appears to imply that there is only one filing person other than the Company, when there are in fact two. Please
 February 7, 2025
Page 2

       revise or delete.
2. Please clearly disclose that, given the commitments of the Supporting Stockholders, shareholder approval of the adoption of the Merger Agreement is essentially assured.
3. Where an issuer elects to incorporate by reference the information required by Item
       1010(a) of Regulation M-A, all of the summarized financial information required by
       Item 1010(c) must be disclosed in the document furnished to security holders. See
       Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to Telephone
       Interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available
       Telephone Interpretations" for guidance on complying with a similar instruction in the context of a tender offer. Please revise the proxy statement to include the information required by Item 1010(c) of Regulation M-A.
4.     On the proxy card, please explain the meaning of the following: "NOTE:
Such other
       business as may properly come before the meeting or any adjournment thereof." In addition, please change the order of the proxy card images such that the front side of the card precedes the reverse side.
Purpose and Reasons of the Company for the Merger; Recommendation of the Company
Board and the Transaction Committee; Fairness of the Merger, page 29

5. Please explicitly disclose the connection between the defined term "Disinterested
       Stockholders" and the definition of "unaffiliated security holder" in Rule 13e-3(a)(4), and state the company's fairness position as to "unaffiliated security holders." See
       Item 1014(a) of Regulation M-A.
Security Ownership of Certain Beneficial Owners and Management, page 106

6.     Refer to the following statement on page 108:    Mr. Downing disclaims
beneficial
       ownership of the shares of Class A Common Stock owned directly by Gentex
       except to the extent of his pecuniary interest.    Please note that
beneficial ownership is
       not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly.
Requirements for Stockholder Proposals to be Brought before the Annual Meeting, page 114

7. Given last year's annual meeting date of July 23, 2024, and the accompanying record date of May 28, 2024, please explain why May 31, 2025 is the notice deadline for this year's annual meeting. In addition, please adjust the reference to the Rule 14a-19 deadline to May 24, 2025, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to David Plattner at 202-551-8094.



                                                             Sincerely,
 February 7, 2025
Page 3

                   Division of Corporation Finance
                   Office of Mergers and Acquisitions